Filed Pursuant to Rule 424(b)(2) Registration Statement Nos. 333-273353 333-273353-01

Nomura America Finance, LLC $1,500,000 Callable Contingent Coupon ETF-Linked Notes due December 31, 2025 guaranteed by Nomura Holdings, Inc.

Payment at Maturity: The amount that you will be paid on your notes at maturity, if they have not been redeemed by us, in addition to the final coupon, if any, is based on the performance of the underlier with the lowest underlier return. You could lose your entire investment in the notes.

Coupon Payments: The notes will pay a contingent monthly coupon on a coupon payment date if the closing value of each underlier is greater than or equal to its coupon trigger value on the related coupon observation date.

Company’s Redemption Right: Prior to the stated maturity date, we may redeem your notes at our option on any coupon payment date commencing in March 2025.

The return on your notes is linked to the performance of the underliers, and in each case not to that of the underlying index on which the underlier is based.

You should read the disclosure herein to better understand the terms and risks of your investment, including the credit risk of Nomura America Finance, LLC and Nomura Holdings, Inc. See page PS-9.

Key Terms
Issuer / Guarantor:	Nomura America Finance, LLC / Nomura Holdings, Inc.
Aggregate face amount:	$1,500,000
Cash settlement amount:	subject to the early redemption feature, on the stated maturity date, in addition to any coupon then due, the issuer will pay, for each $1,000 face amount of the notes, an amount in cash equal to:
• if the final underlier value of each underlier is greater than or equal to its buffer value: $1,000; or
• if the final underlier value of any underlier is less than its buffer value:

$1,000 + [$1,000 × (the least performing underlier return + buffer amount) × buffer rate]

If the final underlier value of any underlier declines by more than 24% from its initial underlier value, you will lose some or all of your investment in the notes. Even with any contingent coupons received prior to maturity, your return on the notes may be negative.

Underliers:	the SPDR® S&P 500® ETF Trust (current Bloomberg symbol: “SPY US”) (the “SPY”), the SPDR® S&P® Oil & Gas Exploration & Production ETF (current Bloomberg symbol: “XOP US”) (the “XOP”), and the Energy Select Sector SPDR® Fund (current Bloomberg symbol: “XLE US”) (the “XLE”)
Underlying index:	with respect to each underlier, the index tracked by such underlier
Coupon trigger value:	$451.62 with respect to SPY, $100.05 with respect to XOP, and $68.13 with respect to XLE, each of which is 76% of its initial underlier value (rounded to two decimal places)
Buffer value:	$451.62 with respect to SPY, $100.05 with respect to XOP, and $68.13 with respect to XLE, each of which is 76% of its initial underlier value (rounded to two decimal places)
Buffer rate:	the quotient of (i) 1 divided by (ii) 1 minus the buffer amount, which equals approximately 131.5789%
Buffer amount:	24%
Initial underlier value:	$594.24 with respect to SPY, $131.64 with respect to XOP, and $89.64 with respect to XLE, each of which was its closing value on the strike date
Final underlier value:	with respect to an underlier, the closing value of such underlier on the determination date*
Closing value:	the closing price of an underlier
Underlier return:	with respect to an underlier: (its final underlier value - its initial underlier value) / its initial underlier value
Least performing underlier return:	the underlier return of the least performing underlier (the underlier with the lowest underlier return)
Calculation agent:	Nomura Securities International, Inc.
CUSIP / ISIN:	65541KBS2 / US65541KBS24

* subject to adjustment as described in the accompanying product prospectus supplement

Investing in the notes involves significant risks, including Nomura America Finance, LLC and Nomura Holdings, Inc.’s credit risk. You should carefully consider the risk factors under “Selected Risk Factors” beginning on page PS-9 of this pricing supplement, under “Additional Risk Factors Specific to the Notes” beginning on page PS-18 of the accompanying product prospectus supplement, under “Risk Factors” beginning on page 6 in the accompanying prospectus and any risk factors incorporated by reference into the accompanying prospectus before you invest in the notes.

The estimated value of your notes at the time the terms of your notes were set on the trade date (as determined by reference to pricing models used by Nomura Securities International, Inc.) is $987.20 per $1,000 face amount, which is less than the original issue price.

Delivery of the notes will be made against payment therefor on the original issue date.

The notes will be unsecured obligations of Nomura America Finance, LLC. Nomura America Finance, LLC is not a bank, and the notes will not constitute deposits insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

	Original issue price	Underwriting discount(1)	Net proceeds to the issuer
Per Note	100.00% of the face amount	0.50%	99.50%
Total	$1,500,000.00	$7,500.00	$1,492,500.00

(1) See “Supplemental Plan of Distribution.”

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

Goldman Sachs & Co. LLC

February 26, 2025

Key Terms (continued)
Coupon:

subject to the early redemption feature, on each coupon payment date, the issuer will pay, for each $1,000 of the outstanding face amount, an amount in cash equal to:

•     if the closing value of each underlier on the related coupon observation date is greater than or equal to its coupon trigger value: $9.17 (0.917% monthly, or the potential for up to approximately 11.00% per annum); or

•     if the closing value of any underlier on the related coupon observation date is less than its coupon trigger value: $0

Early redemption feature:

The notes may be redeemed by the issuer at its option, in whole but not in part, on each coupon payment date commencing in March 2025 and ending in November 2025, for an amount in cash for each $1,000 of the outstanding face amount on the redemption date equal to $1,000 (along with the coupon then due).

If the issuer chooses to exercise the issuer’s redemption right, it will notify the holder of this note (The Depository Trust Company) and the trustee by giving at least three business days’ prior notice. We will have no independent obligation to notify you directly. The day the issuer gives the notice, which will be a business day, will be the redemption notice date and the immediately following coupon payment date, which the company will state in the redemption notice, will be the redemption date.

The company will not give a redemption notice that results in a redemption date later than the November 2025 coupon payment date. A redemption notice, once given, shall be irrevocable.

Strike date:	February 25, 2025
Trade date:	February 26, 2025
Original issue date:	March 3, 2025
Determination date:	the last coupon observation date, December 26, 2025*
Stated maturity date:	December 31, 2025*

Coupon observation dates*	Coupon payment dates*
March 25, 2025	March 28, 2025
April 25, 2025	April 30, 2025
May 27, 2025	May 30, 2025
June 25, 2025	June 30, 2025
July 25, 2025	July 30, 2025
August 25, 2025	August 28, 2025
September 25, 2025	September 30, 2025
October 27, 2025	October 30, 2025
November 25, 2025	December 1, 2025
December 26, 2025	December 31, 2025

* subject to adjustment as described in the accompanying product prospectus supplement

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

Nomura America Finance, LLC may use this prospectus in the initial sale of the notes. In addition, Nomura Securities International, Inc. or any other affiliate of Nomura America Finance, LLC may use this prospectus in a market-making transaction in a note after its initial sale. Unless Nomura America Finance, LLC or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

ADDITIONAL INFORMATION
You should read this pricing supplement together with the prospectus, dated July 20, 2023 (the “prospectus”), and the product prospectus supplement, dated February 29, 2024 (the “product prospectus supplement”), relating to our Senior Global Medium-Term Notes, Series A, of which these notes are a part. In the event of any conflict between the terms of this pricing supplement and the terms of the prospectus or the product prospectus supplement, the terms of this pricing supplement will control.
This pricing supplement, together with the prospectus and the product prospectus supplement, contains the terms of the notes. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the accompanying prospectus, under “Additional Risk Factors Specific to the Notes” in the accompanying product prospectus supplement, and under “Selected Risk Factors” beginning on page PS-9 of this pricing supplement. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.
We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide. This pricing supplement is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement is current only as of its date.
You may access the prospectus and the product prospectus supplement on the SEC website at www.sec.gov as follows:
• Prospectus dated July 20, 2023:
https://www.sec.gov/Archives/edgar/data/1383951/000110465923082805/tm2320650-3_424b3.htm
• Product Prospectus Supplement dated February 29, 2024:
https://www.sec.gov/Archives/edgar/data/1163653/000110465924029404/tm247408-1_424b3.htm
Some of the terms or features described in the listed documents may not apply to your notes.

SUPPLEMENTAL TERMS OF THE NOTES

For purposes of the notes offered by this pricing supplement, all references to each of the following terms used in the accompanying product prospectus supplement will be deemed to refer to the corresponding term used in this pricing supplement, as set forth in the table below:

Product Prospectus Supplement Term	Pricing Supplement Term
redemption settlement date	redemption date
contingent coupon barrier	coupon trigger value
final valuation date	determination date
initial valuation date	trade date
principal amount	face amount
reference asset	underlier
reference asset performance	underlier return
reference asset sponsor	underlier sponsor
scheduled trading day	trading day
initial value	initial underlier value
final value	final underlier value
downside participation rate	buffer rate

Market Disruption Event

The following description supersedes the market disruption event disclosure in “General Terms of the Notes — Market Disruption Events — Reference Assets Consisting of a Share of an ETF” in the accompanying product prospectus supplement:

Any of the following will be a market disruption event with respect to an ETF:

•	a suspension, absence or material limitation of trading in such share on its primary market for more than two hours or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion;

•	a suspension, absence or material limitation of trading in options or futures contracts relating to such share, if available, in the primary market for those contracts for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion; or

•	such share does not trade on what was the primary market for that share, as determined by the calculation agent in its sole discretion;

and, in the case of any of these events, the calculation agent determines in its sole discretion that such event materially interferes with our ability or the ability of any of our affiliates to unwind all or a portion of a hedge with respect to the notes. For more information about hedging by us or our affiliates, see “Use of Proceeds and Hedging” in the accompanying product prospectus supplement.

The following events will not be market disruption events with respect to an ETF:

•	a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

•	a decision to permanently discontinue trading in the options or futures contracts relating to such underlier.

HYPOTHETICAL EXAMPLES

The following examples are provided for purposes of illustration only. The examples should not be taken as an indication or prediction of future investment results and merely are intended to illustrate (i) the impact that the various hypothetical closing values of the underliers on a coupon observation date could have on the coupon payable, if any, on the related coupon payment date and (ii) the impact that the various hypothetical closing values of the least performing underlier on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant and are not intended to predict the closing values of the underliers.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date or date of early redemption. If you sell your notes in a secondary market prior to a the stated maturity date or date of early redemption, as the case may be, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples below, such as interest rates, the volatility of the underliers, the creditworthiness of Nomura America Finance, LLC, as issuer, and the creditworthiness of Nomura Holdings, Inc., as guarantor. The information in the examples also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000
Coupon	$9.17 (0.917% monthly, or the potential for up to approximately 11.00% per annum)
Coupon trigger value	with respect to each underlier, 76% of its initial underlier value
Buffer value	with respect to each underlier, 76% of its initial underlier value
Buffer rate	the quotient of (i) 1 divided by (ii) 1 minus the buffer amount, which equals approximately 131.5789%
Buffer amount	24%

The notes are not redeemed, unless otherwise indicated below
Neither a market disruption event nor a non-trading day occurs on any originally scheduled coupon observation date or the originally scheduled determination date
No change in or affecting any underlier, any underlier stock, any policy of the applicable ETF investment advisor or any method by which the applicable underlier sponsor calculates its underlier or the sponsor of the applicable underlier’s underlying index calculates its underlying index
Notes purchased on original issue date at the face amount and held to the stated maturity date or date of early redemption

For these reasons, the actual performance of the underliers over the life of your notes, the actual underlier values on any coupon observation date, as well as the coupon payable, if any, on each coupon payment date, may bear little relation to the hypothetical examples shown below or to the historical underlier values shown elsewhere in this pricing supplement.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes.

Hypothetical Coupon Payments

The examples below show the hypothetical coupon, if any, that we would pay on each coupon payment date with respect to each $1,000 face amount of the notes if the hypothetical closing value of each underlier on the applicable coupon observation date was the percentage of its initial underlier value shown.

Scenario 1

Coupon Observation Date	Hypothetical Closing Value of the SPDR® S&P 500® ETF Trust (as Percentage of Initial Underlier Value)	Hypothetical Closing Value of the SPDR® S&P® Oil & Gas Exploration & Production ETF (as Percentage of Initial Underlier Value)	Hypothetical Closing Value of the Energy Select Sector SPDR® Fund (as Percentage of Initial Underlier Value)	Hypothetical Coupon
1	130.000%	75.000%	65.000%	$0.00
2	69.000%	130.000%	135.000%	$0.00
3	85.000%	80.000%	87.000%	$9.17
4	65.000%	60.000%	65.000%	$0.00
5	65.000%	68.000%	30.000%	$0.00
6	90.000%	55.000%	95.000%	$0.00
7	100.000%	80.000%	110.000%	$9.17
8	110.000%	105.000%	50.000%	$0.00
9	100.000%	69.000%	55.000%	$0.00
10	90.000%	65.000%	65.000%	$0.00
			Total Hypothetical Coupons	$18.34

In Scenario 1, the hypothetical closing value of each underlier has increased or decreased relative to the initial underlier value on each hypothetical coupon observation date. On the coupon payment dates relating to coupon observation dates on which the hypothetical closing value of each underlier is greater than or equal to its coupon trigger value, you will receive a coupon payment. However, on the coupon payment dates relating to coupon observation dates on which the hypothetical closing value of at least one underlier is less than its coupon trigger value, you will not receive a coupon payment.

Scenario 2

Coupon Observation Date	Hypothetical Closing Value of the SPDR® S&P 500® ETF Trust (as Percentage of Initial Underlier Value)	Hypothetical Closing Value of the SPDR® S&P® Oil & Gas Exploration & Production ETF (as Percentage of Initial Underlier Value)	Hypothetical Closing Value of the Energy Select Sector SPDR® Fund (as Percentage of Initial Underlier Value)	Hypothetical Coupon
1	130.000%	60.000%	65.000%	$0.00
2	90.000%	65.000%	125.000%	$0.00
3	90.000%	65.000%	82.000%	$0.00
4	90.000%	135.000%	65.000%	$0.00
5	90.000%	65.000%	65.000%	$0.00
6	90.000%	70.000%	65.000%	$0.00
7	100.000%	60.000%	105.000%	$0.00
8	110.000%	50.000%	83.000%	$0.00
9	100.000%	60.000%	55.000%	$0.00
10	90.000%	69.000%	75.000%	$0.00
			Total Hypothetical Coupons	$0.00

In Scenario 2, the hypothetical closing value of each underlier has increased or decreased relative to the initial underlier value on each hypothetical coupon observation date. However, you will not receive a coupon payment on any coupon payment date because in each case the hypothetical closing value of at least one underlier on the related coupon observation date is less than its coupon trigger value. The overall return you earn on your notes will be less than zero.

Scenario 3

Coupon Observation Date	Hypothetical Closing Value of the SPDR® S&P 500® ETF Trust (as Percentage of Initial Underlier Value)	Hypothetical Closing Value of the SPDR® S&P® Oil & Gas Exploration & Production ETF (as Percentage of Initial Underlier Value)	Hypothetical Closing Value of the Energy Select Sector SPDR® Fund (as Percentage of Initial Underlier Value)	Hypothetical Coupon
1	110.000%	105.000%	105.000%	$9.17
			Total Hypothetical Coupons	$9.17

In Scenario 3, the hypothetical closing value of each underlier is greater than its initial underlier value on the first hypothetical coupon observation date. Further, we also exercise our early redemption right with respect to a redemption on the first hypothetical coupon payment date (which is also the first hypothetical date with respect to which we could exercise such right). Therefore, on the first coupon payment date (the redemption date), in addition to the coupon payment, you will receive an amount in cash equal to $1,000 for each $1,000 face amount of your notes.

Hypothetical Payment at Maturity

If the notes are not redeemed, the cash settlement amount that we would deliver for each $1,000 face amount of your notes on the stated maturity date will depend on the performance of the least performing underlier on the determination date, as shown in the table below. The table below assumes that the notes have not been redeemed and does not include the final coupon, if any. If the final underlier value of the least performing underlier is less than its coupon trigger value, you will not be paid a final coupon at maturity.

The values in the left column of the table below represent hypothetical final underlier values of the least performing underlier and are expressed as percentages of the initial underlier value of the least performing underlier. The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier value of the least performing underlier, and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final underlier value of the least performing underlier and the assumptions noted above.

The Notes Have Not Been Redeemed

Hypothetical Final Underlier Value of the Least Performing Underlier (as Percentage of Its Initial Underlier Value)	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
200.000%	100.000%*
175.000%	100.000%*
150.000%	100.000%*
125.000%	100.000%*
100.000%	100.000%*
90.000%	100.000%*
85.000%	100.000%*
76.000%	100.000%*
75.999%	99.999%
60.000%	78.947%
50.000%	65.789%
25.000%	32.895%
12.500%	16.447%
0.000%	0.000%

*Does not include the final coupon

As shown in the table above, if the notes have not been redeemed:
•	If the final underlier value of the least performing underlier were determined to be 12.500% of its initial underlier value, the cash settlement amount that we would deliver on your notes at maturity would be 16.447% of the face amount of your notes.
	○	As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose 83.553% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment).
•	If the final underlier value of the least performing underlier were determined to be 200.000% of its initial underlier value, the cash settlement amount that we would deliver on your notes at maturity would be limited to 100.000% of each $1,000 face amount of your notes.
	○	As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the final underlier value of the least performing underlier over its initial underlier value.

SELECTED RISK FACTORS

Risks Relating to the Structure or Features of the Notes

The Notes Do Not Guarantee Any Return of Principal and You May Lose All of Your Face Amount.

The notes do not guarantee any return of principal. The notes differ from ordinary debt securities in that we will not pay you 100% of the face amount of your notes if the notes are not redeemed and the final underlier value of any underlier is less than its buffer value. In this case, the payment at maturity you will be entitled to receive will be less than the face amount and you will lose approximately 1.315789% for each 1% that the underlier performance of the least performing underlier is less than -24.00%. You may lose up to 100% of your investment at maturity. Even with any contingent coupons received prior to maturity, your return on the notes may be negative in this case.

The Amount Payable on the Notes Is Not Linked to the Values of the Underliers at Any Time Other Than the Coupon Observation Dates, Including the Determination Date.

The payments on the notes will be based on the closing value of each underlier on the coupon observation dates, including the determination date, subject to postponement for non-trading days and certain market disruption events. Even if the value of the least performing underlier is greater than or equal to its coupon trigger value during the term of the notes other than on a coupon observation date but then decreases on a coupon observation date to a value that is less than its coupon trigger value, the contingent coupon will not be payable for the relevant monthly period. Similarly, if the notes are not redeemed, even if the value of the least performing underlier is greater than or equal to its buffer value during the term of the notes other than on the determination date but then decreases on the determination date to a value that is less than its buffer value, the payment at maturity will be less, possibly significantly less, than it would have been had the payment at maturity been linked to the value of the least performing underlier prior to such decrease. Although the actual value of the least performing underlier on the maturity date or at other times during the term of the notes may be higher than its value on the coupon observation dates, whether each contingent coupon will be payable and the payment at maturity will be based solely on the closing value of the least performing underlier on the applicable coupon observation dates.

You May Not Receive Any Contingent Coupons.

We will not necessarily make periodic coupon payments on the notes. If the closing value of any underlier on a coupon observation date is less than its coupon trigger value, we will not pay you the contingent coupon applicable to that coupon observation date. If on each of the coupon observation dates, the closing value of any underlier is less than its coupon trigger value, we will not pay you any contingent coupons during the term of, and you will not receive a positive return on, the notes. Generally, this non-payment of the contingent coupon coincides with a period of greater risk of principal loss on the notes.

Your Return on the Notes Is Limited to the Face Amount Plus the Contingent Coupons, If Any, Regardless of Any Appreciation in the Value of Any Underlier.

You will not participate in any appreciation of the underliers. In addition to any contingent coupon payments received prior to maturity or early redemption, for each $1,000 face amount, at maturity or upon early redemption, you will receive $1,000 plus the final contingent coupon if the closing value of the least performing underlier on the relevant coupon observation date is equal to or greater than its coupon trigger value, regardless of any appreciation in the value of any underlier, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a security, the return of which was directly linked to the performance of any underlier during the term of the notes.

We Are Able to Redeem Your Notes at Our Option.

On each coupon payment date commencing in March 2025 and ending in November 2025, we will be permitted to redeem your notes at our option. Even if we do not exercise our option to redeem your notes, our ability to do so may adversely affect the value of your notes. It is our sole option whether to redeem your notes prior to maturity and we may or may not exercise this option for any reason. Because of this redemption option, the term of your notes could be reduced.

The Notes May Be Redeemed Prior to the Maturity Date.

If the notes are redeemed early, the holding period over which you may receive contingent coupon payments may be significantly reduced. It is more likely that we will redeem the notes prior to maturity if we expect that the contingent coupon payments are likely to be payable on most or all of the coupon payment dates during the term of the notes, resulting in a return on the notes which is greater than the interest that would be payable on other instruments issued by us of comparable maturity, terms and credit rating trading in the market. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are redeemed prior to the maturity date.

The Coupon Does Not Reflect the Actual Performance of the Underliers from the Strike Date to Any Coupon Observation Date or from Coupon Observation Date to Coupon Observation Date

The coupon for each coupon payment date is different from, and may be less than, a coupon determined based on the percentage difference of the closing values of the underliers between the strike date and any coupon observation date or between two coupon observation dates. Accordingly, the coupons, if any, on the notes may be less than the return you could earn on another instrument linked to the underliers that pays coupons based on the performance of the underliers from the strike date to any coupon observation date or from coupon observation date to coupon observation date.

Since the Notes Are Linked to the Performance of More Than One Underlier, You Will Be Fully Exposed to the Risk of Fluctuations in the Value of Each Underlier.

Since the notes are linked to the performance of more than one underlier, the notes will be linked to the individual performance of each underlier. Because such notes are not linked to a basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the value of each underlier. For example, in the case of notes linked to a basket, the return would depend on the aggregate performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component. However, in the case of notes linked to the performance of more than one underlier, the individual performance of each of the underliers would not be combined to calculate your return and the depreciation of any underlier would not be mitigated by the appreciation of the other underliers. Instead, your return would depend on the least performing underlier.

Because the Notes Are Linked to the Performance of the Least Performing Underlier, You are Exposed to Greater Risks of Sustaining a Significant Loss on Your Investment Than if the Notes Were Linked to Just One Underlier.

The risk that you will suffer a significant loss on your investment is greater if you invest in such notes as opposed to substantially similar securities that are linked to the performance of just one underlier. With multiple underliers, it is more likely that the value of one of the underliers will be below its coupon trigger value on a coupon observation date or its buffer value on the determination date, than if the notes were linked to only one underlier. Therefore, it is more likely that you will not receive any contingent coupon payments and suffer a significant loss on your investment.

Higher Contingent Coupon Rates or Lower Buffer Values Are Generally Associated With Underliers With Greater Expected Volatility and Therefore Can Indicate a Greater Risk of Loss.

"Volatility" refers to the frequency and magnitude of changes in the value of an underlier. The greater the expected volatility with respect to an underlier on the trade date, the higher the expectation as of the trade date that the value of the underlier could close below its coupon trigger value on a coupon observation date or its buffer value on the determination date, indicating a higher expected risk of non-payment of contingent coupons or loss on the notes. This greater expected risk will generally be reflected in a higher contingent coupon rate than the yield payable on our conventional debt securities with a similar maturity, or in more favorable terms (such as a lower buffer value, a lower coupon trigger value or a higher contingent coupon rate) than for similar securities linked to the performance of underliers with lower expected volatility as of the trade date. You should therefore understand that a relatively higher contingent coupon rate may indicate an increased risk of loss. Further, a relatively lower buffer value may not necessarily indicate that the notes have a greater likelihood of a repayment of principal at maturity. The volatility of any underlier can change significantly over the term of the notes. The value of any underlier for your notes could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the underlier and the potential to lose some or all of your principal at maturity and to not receive any contingent coupons.

General Risk Factors

You Are Subject to Nomura’s Credit Risk, and the Value of Your Notes May Be Adversely Affected by Negative Changes in the Market’s Perception of Nomura’s Creditworthiness.

By purchasing the notes, you are making, in part, a decision about Nomura’s ability to pay you the amounts you are owed pursuant to the terms of your notes. Substantially all of our assets consist of loans to and other receivables from Nomura and its subsidiaries. Our obligations under your notes are guaranteed by Nomura. Therefore, as a practical matter, our ability to pay you amounts we owe on the notes is directly or indirectly linked solely to Nomura’s creditworthiness. In addition, the market’s perception of Nomura’s creditworthiness generally will directly impact the value of your notes. If Nomura becomes or is perceived as becoming less creditworthy following your purchase of notes, you should expect that the notes will decline in value in the secondary market, perhaps substantially. If you sell your notes in the secondary market in such an environment, you may incur a substantial loss.

The Estimated Value of Your Notes at the Time the Terms of Your Notes Were Set on the Trade Date (as Determined by Reference to Our Pricing Models) Was Less Than the Original Issue Price of Your Notes.

The original issue price for your notes exceeds the estimated value of your notes as of the time the terms of your notes were set on the trade date, as determined by reference to our pricing models. After the trade date, the estimated value, as determined by reference to these pricing models, may be affected by changes in market conditions, our and Nomura’s creditworthiness and other relevant factors. If Nomura Securities International, Inc. buys or sells your notes, it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time. The price at which Nomura Securities International, Inc. will buy or sell your notes at any time also will reflect, among other things, its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes were set on the trade date, as is disclosed on the front cover of this pricing supplement, our pricing models consider certain variables, including principally Nomura’s internal funding rates, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. In addition, our internal funding rate used in our models generally results in a higher estimated value of your notes than would result if we estimated the value using our credit spreads for our conventional fixed rate debt. As a result, the actual value you would receive if you sold your notes in the secondary market may differ, possibly even materially, from the estimated value of your notes that we will determine by reference to our pricing models as of the time the terms of your notes were set on the trade date due to, among other things, any differences in pricing models, third-parties’ use of our credit spreads in their models, or assumptions used by other market participants.

The difference between the estimated value of your notes as of the time the terms of your notes were set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to our affiliates and the amounts our affiliates pay to us in connection with their agreement to hedge our obligations on your notes. These costs will be used or retained by us or one of our affiliates, except for underwriting discounts paid to unaffiliated distributors.

If We Were to Repurchase Your Notes Immediately After the Original Issue Date, the Price You Receive May Be Higher Than the Estimated Value of The Notes.

Assuming that all relevant factors remain constant after the original issue date, the price at which we may initially buy or sell the notes in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the estimated value on the trade date for a temporary period expected to be approximately 1 month after the original issue date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the notes and other costs in connection with the notes that we will no longer expect to incur over the term of the notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the notes and any agreement we may have with the distributors of the notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the original issue date of the notes based on changes in market conditions and other factors that cannot be predicted.

Because Nomura Is a Holding Company, Your Right to Receive Payments on Nomura’s Guarantee of the Notes Is Subordinated to the Liabilities of Nomura’s Other Subsidiaries.

The ability of Nomura to make payments, as guarantor, on the notes, depends upon Nomura’s receipt of dividends, loan payments and other funds from subsidiaries. In addition, if any of Nomura’s subsidiaries becomes insolvent, the direct creditors of that subsidiary will have a prior claim on its assets, and Nomura’s rights and the rights of Nomura’s creditors, including your rights as an owner of the notes, will be subject to that prior claim.

Nomura’s subsidiaries are subject to various laws and regulations that may restrict Nomura’s ability to receive dividends, loan payments and other funds from subsidiaries. In particular, many of Nomura’s subsidiaries, including its broker-dealer subsidiaries, are subject to laws and regulations, including regulatory capital requirements, that authorize regulatory bodies to block or reduce the flow of funds to the parent holding company, or that prohibit such transfers altogether in certain circumstances. For example, Nomura Securities Co., Ltd., Nomura Securities International, Inc., Nomura International plc and Nomura International (Hong Kong) Limited, Nomura’s main broker-dealer subsidiaries, are subject to regulatory capital requirements that could limit the transfer of funds to Nomura. These laws and regulations may hinder Nomura’s ability to access funds needed to make payments on Nomura’s obligations.

You Must Rely on Your Own Evaluation of the Merits of an Investment Linked to the Underliers.

In the ordinary course of business, Nomura or any of its affiliates may have expressed views on expected movements in the underliers, and may do so in the future. These views or reports may be communicated to Nomura’s clients and clients of its affiliates. However, any such views are and will be subject to change from time to time. Moreover, other professionals who deal in markets relating to the underliers may at any time have significantly different views from those of Nomura or its affiliates. For these reasons, you are encouraged to derive information concerning the underliers from multiple sources, and you should not rely on any of the views that may have been expressed or that may be expressed in the future by Nomura or any of its affiliates. Neither the offering of the notes nor any view which Nomura or any of its affiliates from time to time may express in the ordinary course of business constitutes a recommendation as to the merits of an investment in the notes or any of the component securities.

Your Return May Be Lower Than the Return on Other Debt Securities of Comparable Maturity.

Any contingent coupons payable on your notes may represent a return that is below the prevailing market rate for other debt securities of comparable maturity that are not linked to an underlier. Consequently, unless the cash settlement amount you receive on the maturity date substantially exceeds the amount you paid for your notes, the overall return you earn on your notes could be less than what you would have earned by investing in non–underlier-linked debt securities that bear interest at prevailing market rates. For example, your return may be less than the return you would earn if you bought a traditional interest-bearing debt security with the same maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

The Historical Performance of the Underliers Should Not Be Taken as an Indication of Its Future Performance.

The historical values of the underliers included in this pricing supplement should not be taken as an indication of its future performance. Changes in the values of the underliers will affect the market value of the notes, but it is impossible to predict whether the values of the underliers will rise or fall during the term of the notes. The values of the underliers will be influenced by complex and interrelated political, economic, financial and other factors.

Our or Our Affiliates’ Hedging and Trading Activities May Adversely Affect the Market Value of the Notes.

As described under “Use of Proceeds and Hedging” in the accompanying product prospectus supplement, we or one or more of our affiliates may hedge our obligations under the notes by entering into transactions involving purchases of futures and/or other derivative instruments linked to the underliers. We also expect that we or one or more of our affiliates will adjust these hedges by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to any of the foregoing, at any time and from time to time, and unwind the hedge by selling any of the foregoing on or before the determination date for the notes or in connection with the redemption of the notes. Our or our affiliates’ hedging activities may result in our or our affiliates’ receiving a substantial return on these hedging activities even if your investment in the notes results in a loss to you. These hedging activities could adversely affect the values of the underliers and, therefore, the market value of the notes and the cash settlement amount payable on the notes.

We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the underliers. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes and the cash settlement amount payable on the notes.

We or one or more of our affiliates may also engage in business with the component securities issuers or trading activities related to the component securities, which may present a conflict of interest between us (or our affiliates) and you.

There Are Potential Conflicts of Interest between You and the Calculation Agent and between You and Our Other Affiliates.

The calculation agent will make important determinations as to the notes. Among other things, the calculation agent will determine the applicable closing values of the underliers. We have initially appointed our affiliate, Nomura Securities International, Inc., to act as the calculation agent. We may change the calculation agent after the original issue date without notice to you. For a fuller description of the calculation agent’s role, see “General Terms of the Notes— Role of Calculation Agent” in the accompanying product prospectus supplement. The calculation agent will exercise its judgment when performing its functions and will make any determination required or permitted of it in its sole discretion. For example, the calculation agent may have to determine whether a market disruption event affecting an underlier has occurred and may also have to determine its closing value in such case. This determination may, in turn, depend on the calculation agent’s judgment whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. All determinations by the calculation agent are final and binding on you absent manifest error. Since this determination by the calculation agent will affect the cash settlement amount payable on the notes, the calculation agent may have a conflict of interest if it needs to make a determination of this kind, and the cash settlement amount payable on your notes may be adversely affected. In addition, if the calculation agent determines that a market disruption event has occurred, it can postpone any relevant valuation date, which may have the effect of postponing the maturity date. If this occurs, you will receive the cash settlement amount, if any, after the originally scheduled stated maturity date but will not receive any additional payment or any interest on such postponed cash settlement amount.

We or our affiliates may have other conflicts of interest with holders of the notes. See “Additional Risk Factors Specific to the Notes—Our or Our Affiliates’ Business Activities May Create Conflicts of Interest” in the accompanying product prospectus supplement.

There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses.

The notes will not be listed on any securities exchange, and there may be little or no secondary market for the notes. Nomura Securities International, Inc. and other affiliates of ours currently intend to make a market for the notes, although they are not required to do so. Nomura Securities International, Inc. or any other affiliate of ours may stop any such market-making activities at any time. Even if a secondary market for the notes develops, it may not provide significant liquidity and the notes may not trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your notes in any secondary market could be substantial.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

If you sell your notes before the maturity date, you may have to do so at a substantial discount from the issue price and as a result you may suffer substantial losses.

The Return on Your Notes Will Not Reflect Any Dividends Paid on the Underliers or the Underlier Stocks.

The return on your notes will not reflect the return you would realize if you actually owned the underliers or underlier stocks and received the distributions paid on the shares of the underliers. You will not receive any dividends that may be paid on any of the underlier stocks by the underlier stock issuers or the shares of the underliers. See “—You Have No Shareholder Rights or Rights to Receive Any Shares of the Underliers or Any Underlier Stock” below for additional information.

You Have No Shareholder Rights or Rights to Receive Any Shares of the Underliers or Any Underlier Stock.

Investing in your notes will not make you a holder of any shares of the underliers or any underlier stocks. Neither you nor any other holder or owner of your notes will have any rights with respect to the underliers or the underlier stocks, including any voting rights, any rights to receive dividends or other distributions, any rights to make a claim against the underliers or the underlier stocks or any other rights of a holder of any shares of the underliers or the underlier stocks. Your notes will be paid in cash, as will any coupon payments, and you will have no right to receive delivery of any shares of the underliers or any underlier stocks.

An Investment in the Notes is Subject to Risks Associated With Investing in Securities With Concentration in the Oil and Gas Exploration and Production Industry.

All or substantially all of the stocks held by the XOP are issued by companies in the oil and gas exploration and production industry. Because the value of the notes is linked to the performance of the Least Performing Underlier, an investment in the notes exposes investors to risks associated with investments in the stocks of companies in the oil and gas exploration and production industry. As a result, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting this industry than a different investment linked to securities of a more broadly diversified group of issuers. Issuers in energy-related industries can be significantly affected by fluctuations in energy prices and supply and demand of energy fuels. Markets for various energy-related commodities can have significant volatility, and are subject to control or manipulation by large producers or purchasers. Companies in the energy sector may need to make substantial expenditures, and to incur significant amounts of debt, in order to maintain or expand their reserves. Companies in the oil and gas sector develop and produce crude oil and natural gas and provide drilling and other energy resources production and distribution related services. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for energy products in general. The price of oil and gas, exploration and production spending, government regulation, world events and economic conditions will likewise affect the performance of these companies. Securities of companies in the energy field are subject to swift price and supply fluctuations caused by events relating to international politics, energy conservation, the success of exploration projects, and tax and other governmental regulatory policies. Weak demand for the companies’ products or services or for energy products and services in general, as well as negative developments in these other areas, would adversely impact the XOP’s performance. Oil and gas exploration and production can be significantly affected by natural disasters as well as changes in exchange rates, interest rates, government regulation, world events and economic conditions. These companies may be at risk for environmental damage claims. These factors could affect the oil and gas exploration and production industry and could affect the value of the stocks held by the XOP and the price of the XOP during the term of the notes, which may adversely affect the value of your notes.

An Investment in the Notes Is Subject to Risks Associated With the Energy Sector.

All or substantially all of the stocks held by the XLE are issued by companies whose primary business is directly associated with the energy sector. Because the value of the notes is linked to the performance of the Least Performing Underlier, an investment in the notes exposes investors to risks associated with investments in the stocks of companies in the energy sector. The value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting the energy sector than a different investment linked to a more broadly diversified group of underlying stocks.

Energy companies develop and produce crude oil and natural gas and/or provide drilling and other energy resources production and distribution related services. Stock prices for these types of companies are mainly affected by the business, financial and operating conditions of the particular company, as well as changes in prices for oil, gas and other types of fuels, which in turn largely depend on supply and demand for various energy products and services. Some of the factors that may influence supply and demand for energy products and services include: general economic conditions and growth rates; weather conditions; the cost of exploring for, producing and delivering oil and gas; technological advances affecting energy efficiency and energy consumption; the ability of the Organization of Petroleum Exporting Countries (OPEC) to set and maintain production levels of oil; currency fluctuations; inflation; natural disasters; civil unrest, acts of sabotage or terrorism; and other regional or global events. The profitability of energy companies may also be adversely affected by existing and future laws, regulations, government actions and other legal requirements relating to protection of the environment, health and safety matters and others that may increase the costs of conducting their business or may reduce or delay available business opportunities. Increased supply or weak demand for energy products and services, as well as various developments leading to higher costs of doing business or missed business opportunities, would adversely impact the performance of companies in the energy sector. All these factors may adversely affect the price of the XLE and consequently, the return on the notes.

Changes That Affect the Underliers or the Relevant Underlying Index May Affect the Value of the Underliers and the Market Value of the Notes and the Amount You Will Receive on the Notes and the Amount You Will Receive at Maturity.

The policies of the sponsors or the investment advisor of the underliers or the underliers’ underlying index concerning additions, deletions and substitutions of the stocks included in or held by the underliers, and the manner in which the sponsors or the investment advisor takes account of certain changes affecting those stocks, may affect the value of the underliers. The policies of the underlier sponsors or the investment advisor with respect to the calculation of the underliers could also affect the value of the underliers. The sponsors may discontinue or suspend calculation or dissemination of the underliers or the underliers’ underlying index. Any such actions could affect the value of the underliers and the value of and the return on the notes.

THE UNDERLIERS

Description of the SPY

The units of the SPDR® S&P 500® ETF Trust are issued by SPDR® S&P 500® ETF Trust, a unit investment trust that is a registered investment company.

•	The SPY is an exchange-traded fund that seeks investment results which correspond generally to the price and yield performance, before fees and expenses, of the S&P 500® Index (the “SPX”). The SPX includes 500 selected companies listed on national stock exchanges and spanning a broad range of major industries.

•	The return on your notes is linked to the performance of the SPY, and not to that of the SPX on which the SPY is based. The performance of the SPY may significantly diverge from that of its index.

•	The SPY does not have an investment advisor. Its investments are adjusted by the trustee. With respect to SPY, all references to the term “investment advisor” used herein and in the accompanying product prospectus supplement will be deemed to refer to “trustee”. The SPY’s trustee is State Street Global Advisors Trust Company.

•	The trust’s sponsor is PDR Services, LLC.

•	The SPY’s units trade on the NYSE Arca under the ticker symbol “SPY”.

•	The trust’s SEC CIK Number is 0000884394.

•	The inception date for purposes of the units was January 22, 1993.

Historical Performance of the SPY

The following graph sets forth the historical performance of the SPY based on the daily historical closing values from January 1, 2020 through February 26, 2025. We obtained the closing values below from Bloomberg L.P. (“Bloomberg”). We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg.

The historical levels of the SPY should not be taken as an indication of future performance, and no assurance can be given as to the closing value of the SPY on any coupon observation date, including the determination date.

Description of the XOP

The shares of the SPDR® S&P® Oil & Gas Exploration & Production ETF are issued by the SPDR® Series Trust, a registered investment company.

•	The XOP is an exchange-traded fund that seeks investment results that, before fees and expenses, correspond generally to the total return performance of the S&P Oil & Gas Exploration & Production Select Industry Index (the “SPSIOP”). The SPSIOP represents the oil and gas exploration and production segment of the S&P Total Market Index. The S&P Total Market Index is designed to track the broad U.S. equity market.

•	The return on your notes is linked to the performance of the XOP, and not to that of the SPSIOP on which the XOP is based. The XOP follows a strategy of “representative sampling,” which means the XOP’s holdings are not the same as those of its index. The performance of the XOP may significantly diverge from that of its index.

•	The XOP’s investment advisor is SSGA Funds Management, Inc.

•	The XOP’s shares trade on the NYSE Arca under the ticker symbol “XOP”.

•	The trust’s SEC CIK Number is 0001064642.

•	The XOP’s inception date was June 19, 2006.

Historical Performance of the XOP

The following graph sets forth the historical performance of the XOP based on the daily historical closing values from January 1, 2020 through February 26, 2025. We obtained the closing values below from Bloomberg. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg.

The historical levels of the XOP should not be taken as an indication of future performance, and no assurance can be given as to the closing value of the XOP on any coupon observation date, including the determination date.

Description of the XLE

The shares of the Energy Select Sector SPDR® Fund are issued by the Select Sector SPDR® Trust, a registered investment company.

•	The XLE is an exchange-traded fund that seeks to provide investment results that, before expenses, correspond generally to the price and yield performance of the Energy Select Sector Index (the “IXE”). The IXE includes companies in the SPX that have been identified as Energy companies by the Global Industry Classification Standard, including securities of companies from the following industries: oil, gas and consumable fuels; and energy equipment and services. The SPX is a broad-based securities market index that includes common stocks of approximately 500 companies from a number of sectors representing a significant portion of the market value of all stocks publicly traded in the United States.

•	The return on your notes is linked to the performance of the XLE, and not to that of the IXE on which the XLE is based. The performance of the XLE may significantly diverge from that of its index.

•	The XLE’s investment advisor is SSGA Funds Management, Inc.

•	The XLE’s shares trade on the NYSE Arca under the ticker symbol “XLE”.

•	The trust’s SEC CIK Number is 0001064641.

•	The XLE’s inception date was December 16, 1998.

Historical Performance of the XLE

The following graph sets forth the historical performance of the XLE based on the daily historical closing values from January 1, 2020 through February 26, 2025. We obtained the closing values below from Bloomberg. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg.

The historical prices of the XLE should not be taken as an indication of future performance, and no assurance can be given as to the closing value of the XLE on any coupon observation date, including the determination date.

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

You should carefully consider the matters set forth in “U.S. Federal Income Tax Considerations” in the accompanying prospectus. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the notes. This summary supplements the section “U.S. Federal Income Tax Considerations” in the accompanying prospectus and supersedes it to the extent inconsistent therewith.

There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspects of the tax treatment of the notes are uncertain as to both the timing and character of any inclusion in income in respect of the notes. Under one approach, a note should be treated as a contingent income-bearing pre-paid derivative contract with respect to the underliers. We intend to treat the notes consistent with this approach. Pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a note as a contingent income-bearing pre-paid derivative contract with respect to the underliers. Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes, other characterizations and treatments are possible and the timing and character of income in respect of the notes might differ from the treatment described herein.

U.S. Holders. Please see the discussion under the heading “U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or a Derivative Contract — Certain Notes Treated as Prepaid Derivative Contracts” in the accompanying prospectus for a further discussion of U.S. federal income tax considerations applicable to U.S. holders (as defined in the accompanying prospectus). Pursuant to the approach discussed above, we intend to treat any gain or loss upon maturity or an earlier sale, exchange, or redemption as capital gain or loss in an amount equal to the difference between the amount you receive at such time (other than with respect to any contingent coupon) and your tax basis in the note. Any such gain or loss will be long-term capital gain or loss if you have held the note for more than one year at such time for U.S. federal income tax purposes. Your tax basis in a note generally will equal your cost of the note. In addition, the tax treatment of the contingent coupons is unclear. Although the tax treatment of the contingent coupons is unclear, we intend to treat any contingent coupon, including on the maturity date, as ordinary income includible in income by you at the time it accrues or is received in accordance with your normal method of accounting for U.S. federal income tax purposes.

Non-U.S. Holders. Please see the discussion under the heading “U.S. Federal Income Tax Considerations — Tax Treatment of Non-U.S. Holders” in the accompanying prospectus for further discussion of U.S. federal income tax considerations applicable to non-U.S. holders (as defined in the accompanying prospectus). Because the U.S. federal income tax treatment (including the applicability of withholding) of the contingent coupons is uncertain, to the extent we have a withholding obligation, we intend to withhold U.S. federal income tax on the entire amount of any contingent coupons at a 30% rate (or at a lower rate under an applicable income tax treaty). Even if we do not have a withholding obligation, another withholding agent in the chain of payments may effectuate withholding to the same extent. Any U.S. federal withholding tax should generally be imposed once. We will not pay any additional amounts in respect of any such withholding.

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2027. Based on the Issuer’s determination that the notes are not “delta-one” instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the notes. However, it is possible that the notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the underliers or the notes, and following such occurrence the notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the underliers or the notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

SUPPLEMENTAL PLAN OF DISTRIBUTION

See “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus.

Nomura America Finance, LLC will sell to GS&Co., and GS&Co. will purchase from Nomura America Finance, LLC, the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. GS&Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to certain securities dealers at such price less a concession not in excess of 0.50% of the face amount.

We will deliver the notes against payment therefor in New York, New York on the original issue date set forth on page PS-2 of this pricing supplement. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to one business day before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.

We have been advised by Nomura Securities International, Inc. that it intends to make a market in the notes. However, neither Nomura Securities International, Inc. nor any of its other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

The notes will not be listed on any securities exchange or interdealer quotation system.

VALIDITY OF THE NOTES

In the opinion of Mayer Brown LLP, as counsel to the Issuer and the Guarantor, when this pricing supplement has been attached to, and duly notated on, the master note that represents the notes pursuant to the Indenture referred to in the prospectus and product prospectus supplement, and issued and paid for as contemplated herein, (i) such notes will be valid, binding and enforceable obligations of the Issuer, and (ii) the related Guarantee will be a valid, binding and enforceable obligation of the Guarantor, in each case entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the laws of the State of Delaware and the federal laws of the United States of America. Insofar as this opinion involves matters governed by Japanese law, Mayer Brown LLP has relied, with the Issuer’s permission, on the opinion of Anderson Mori & Tomotsune, dated as of July 20, 2023, filed as an exhibit to the Registration Statement by the Issuer on July 20, 2023, and this opinion is subject to the same assumptions, qualifications and limitations as set forth in such opinion of Anderson Mori & Tomotsune. This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated July 20, 2023, which has been filed as Exhibit 5.2 to the Issuer’s Registration Statement on Form F-3 dated July 20, 2023.